UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 3, 2026

Commission File Number 001-37974

VIVOPOWER PLC

(Translation of registrant’s name into English)

Suite 4, 7th Floor, 50 Broadway,

London, United Kingdom,

SW1H 0DB

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

VivoPower Fully Retires US$28.8 Million Shareholder Debt Principal, Strengthening Balance Sheet Ahead of Nordic AI Infrastructure Buildout

On August 3, 2026, VivoPower PLC (the “Company” or “VivoPower”), announced the complete retirement of US$28.8 million of shareholder debt principal previously owed to its founding shareholder, AWN Holdings Limited (“AWN”), an entity affiliated with Executive Chairman and Chief Executive Officer, Kevin Chin.

Overview

●	Complete retirement of US$28.8 million shareholder debt principal - 100% elimination of outstanding principal obligations to AWN

●	US$16.5 million retired via PIPE 2 participation - AWN participated in the US$50 million PIPE 2 transaction announced on 29 July 2026, demonstrating founder alignment with UK, EU and Nordic-based institutional investors, committing to a minimum lock-up period of 6 months. 165,000 convertible preference shares were issued to AWN in exchange for the cancellation of US$16.5 million of debt

●	US$12.3 million retired concurrently - the balance of the outstanding principal has been fully retired through payment in cash

●	Balance sheet strengthening - the retirement of the debt owed to AWN eliminates the associated interest expense and materially improves credit quality ahead of Nordic AI infrastructure platform buildout

●	Approval by independent board members - the transaction has been reviewed and approved by the Audit and Risk Committee of the Board, comprised solely of independent directors, under the Company’s Related Party Transactions Policy.

Following these transactions, VivoPower has no remaining principal balance outstanding under the historical AWN shareholder loan facility. Residual amounts, including any accrued interest, will be finalized and repaid in due course.

Historical Context

The AWN shareholder loan facility was originally established during the Company’s early public market period to support strategic development and working capital requirements. The facility has been referenced across prior disclosures by the Company, including in the Company’s Annual Report on Form 20-F filings and periodic Form 6-K disclosures with the U.S. Securities and Exchange Commission.

Related Party Transaction Disclosure

This transaction constitutes a related party transaction under applicable disclosure requirements, given the affiliation between AWN and Executive Chairman, Kevin Chin. The transaction has been:

●	Reviewed and approved by the Audit and Risk Committee of the Board of Directors of VivoPower, comprising independent directors only

●	Structured with the PIPE 2 participation component priced on terms identical to those available to third-party institutional investors.

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-292437).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, use of proceeds, capital deployment timing, operational conversion milestones or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties, and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events, and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

EXHIBIT INDEX

Exhibit 99.1 —	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 3, 2026	VivoPower PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman